UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SOLID POWER, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83422N105

(CUSIP Number)

Chris Mathiesen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422N105	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Decarbonization Plus Acquisition Sponsor III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 25, 2022: 9.01% (3) As of January 26, 2023: 4.59% (4)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)
(1)	Includes 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022.
(2)	Includes 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.
(3)

This percentage is based on 174,925,341 shares of the Issuer’s Common Stock, which includes (i) the 167,557,988 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022, each outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

(4)

This percentage is based on 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable, each outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 83422N105	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Decarbonization Plus Acquisition Sponsor Manager III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 25, 2022: 15,757,353 (1) As of January 26, 2023: 8,402,203 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 25, 2022: 9.01% (3) As of January 26, 2023: 4.59% (4)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)
(1)	Includes 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022.
(2)	Includes 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.
(3)

This percentage is based on 174,925,341 shares of the Issuer’s Common Stock, which includes (i) the 167,557,988 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022, each outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

(4)

This percentage is based on 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable, each outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 83422N105	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Riverstone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER As of January 25, 2022: 16,242,465 (1) As of January 26, 2023: 8,887,315 (2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER As of January 25, 2022: 16,242,465 (1) As of January 26, 2023: 8,887,315 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 25, 2022: 16,242,465 (1) As of January 26, 2023: 8,887,315 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 25, 2022: 9.29% (3) As of January 26, 2023: 4.85% (4)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)
(1)	Includes 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022.
(2)	Includes 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.
(3)

This percentage is based on 174,925,341 shares of the Issuer’s Common Stock, which includes (i) the 167,557,988 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022, each outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

(4)

This percentage is based on 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable, each outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 83422N105	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON David M. Leuschen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER As of January 26, 2023: 1,745,244
	8	SHARED VOTING POWER As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 15,685,618 (2)
	9	SOLE DISPOSITIVE POWER As of January 26, 2023: 1,745,244
	10	SHARED DISPOSITIVE POWER As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 15,685,618 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 17,430,862 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 25, 2022: 13.17% (3) As of January 26, 2023: 9.52% (4)
14	TYPE OF REPORTING PERSON IN
(1)	Includes 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022.
(2)	Includes 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.
(3)

This percentage is based on 174,925,341 shares of the Issuer’s Common Stock, which includes (i) the 167,557,988 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022, each outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

(4)

This percentage is based on 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable, each outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 83422N105	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Pierre F. Lapeyre, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER As of January 26, 2023: 1,847,664
	8	SHARED VOTING POWER As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 15,685,618 (2)
	9	SOLE DISPOSITIVE POWER As of January 26, 2023: 1,847,664
	10	SHARED DISPOSITIVE POWER As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 15,685,618 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 25, 2022: 23,040,768 (1) As of January 26, 2023: 17,553,282 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 25, 2022: 13.17% (3) As of January 26, 2023: 9.58% (4)
14	TYPE OF REPORTING PERSON IN
(1)	Includes 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022.
(2)	Includes 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.
(3)

This percentage is based on 174,925,341 shares of the Issuer’s Common Stock, which includes (i) the 167,557,988 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable within 60 days of January 25, 2022, each outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

(4)

This percentage is based on 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable, each outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 83422N105	SCHEDULE 13D	Page 7 of 13 Pages

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G filed on February 15, 2022 (the “Schedule 13G), filed by the undersigned, pursuant to §240.13d-1(e), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Solid Power, Inc. This Schedule 13D is being filed by the Reporting Persons (as defined below) because they no longer qualify to report beneficial ownership of the Common Stock on Schedule 13G as a result of the attribution of beneficial ownership of the Common Stock underlying the Private Placement Warrants (as defined below) to the Reporting Persons on January 25, 2022 (i.e., 60 days prior to the date on which the Private Placement Warrants became exercisable). For the avoidance of doubt, the Reporting Persons have not exercised the Private Placement Warrants held by them.

In addition, Sponsor (as defined below) effected a transaction on January 26, 2023 which represented a decrease in the Reporting Persons’ beneficial ownership of Common Stock of more than 1% of the total number of Common Stock outstanding. See Item 3 below for further detail regarding these transactions. This Schedule 13D includes disclosures as of January 25, 2022 (the date the Reporting Persons’ filing obligations under Schedule 13D first began) and also includes disclosure of all subsequent material changes and transactions involving the Issuer’s Common Stock which were effected by the Reporting Persons.

References in this Schedule 13D to the “Issuer” when used in reference to periods prior to the Business Combination (as defined herein) refer to Decarbonization Plus Acquisition Corporation III, and when used in referenced to periods after the Business Combination refer to Solid Power Inc.

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock of Solid Power, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 486 S. Pierce Avenue, Suite E, Louisville, Colorado 80027.

Item 2.	IDENTITY AND BACKGROUND
(a)	This Schedule 13D is filed by:

(i) Decarbonization Plus Acquisition Sponsor III LLC, a Delaware limited liability company (“Sponsor”);

(ii) Decarbonization Plus Acquisition Sponsor Manager III, LLC, a Delaware limited liability company (“Sponsor Manager”);

(iii) Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”), as the managing member of Sponsor;

(iv) David M. Leuschen, a U.S. citizen (“Mr. Leuschen”), as a managing director of Riverstone; and

(v) Pierre F. Lapeyre, Jr., a U.S. citizen (“Mr. Lapeyre,” collectively with Sponsor, Riverstone and Mr. Leuschen, the “Reporting Persons”), as a managing member of Riverstone.

Information with respect to executive officers and directors of Sponsor, Sponsor Manager and Riverstone (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

(b) The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Sponsor, Sponsor Manager and Riverstone are principally engaged in the business of investing in securities, including of the Issuer. Mr. Leuschen and Mr. Lapeyre are the Founders and Senior Managing Directors of Riverstone.

(d) During the last five years, none of the Reporting Persons or Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 4 is incorporated herein by reference.

Securities Held Directly By Sponsor

In February 2021, Sponsor purchased an aggregate of 10,062,500 shares of the Issuer’s Class B Common Stock in exchange for the payment of $25,000 of expenses on the Issuer’s behalf. In March 2021, Sponsor forfeited 400,000 shares of the Issuer’s Class B Common Stock. In April 2021, one of the Issuer’s independent directors forfeited 40,000 shares of the Issuer’s Class B Common Stock in connection with such director’s resignation from the Issuer’s board of directors, and Sponsor acquired an equivalent number of shares of the Issuer’s Class B Common Stock from the Issuer. In May 2021, Sponsor forfeited 1,312,500 shares of the Issuer’s Class B Common Stock in connection with the expiration of the underwriters’ over-allotment option for the Issuer’s initial public offering, resulting in Sponsor holding 8,390,000 shares of the Issuer’s Class B Common Stock. On October 25, 2021, Sponsor elected to convert its shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock.

CUSIP No. 83422N105	SCHEDULE 13D	Page 8 of 13 Pages

On March 26, 2021, simultaneously with the closing of the Issuer’s initial public offering (the “Initial Public Offering”) and pursuant to a Private Placement Warrants Purchase Agreement dated March 23, 2021 by and between the Issuer, Sponsor and the other parties thereto, the Issuer completed the private sale of 6,333,996 warrants (the “Private Placement Warrants”) at a purchase price of $1.50 per Private Placement Warrant to Sponsor, generating gross proceeds to the Issuer of approximately $9.5 million.

Upon the closing of the Business Combination, Sponsor elected to convert $1.5 million of working capital loan borrowings previously provided by Sponsor to the Issuer into an additional 1,000,000 Private Placement Warrants.

In April 2021, the Sponsor acquired 33,267 Private Placement Warrants from Michael Warren, in connection with his resignation from the Issuer’s board of directors.

Each Private Placement Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. The Private Placement Warrants became exercisable on March 26, 2022, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

On December 8, 2021, pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated as of June 15, 2021 (the “Business Combination Agreement”), by and among Decarbonization Plus Acquisition Corporation III (the “DCRC”), Solid Power Operating, Inc., a Colorado corporation (“Legacy Solid Power”), and the other parties thereto, the DCRC completed its initial business combination (the “Business Combination”). As a result of the Business Combination, DCRC changed its name to Solid Power, Inc.

On January 25, 2023, Sponsor sold warrants to purchase 89,966 shares of Common Stock in multiple transactions ranging from $0.65 to $0.75 with an average price of $0.66. On January 26, 2023, Sponsor made pro rata distributions of 7,244,756 shares of Common Stock to its members and sold warrants to purchase 89,866 shares of Common Stock in multiple transactions at prices ranging from $0.65 to $0.67 with an average price of $0.67.

Securities Held Directly By Riverstone SP Partners, LLC (“Riverstone SP”)

The 485,112 shares of Common Stock directly held by Riverstone SP Partners, LLC (“Riverstone SP”) were issued in the Business Combination in exchange for securities of Legacy Solid Power directly held by Riverstone SP prior to the Business Combination.

Securities Held Directly By REL Batavia Partnership, L.P. (“REL”)

4,798,303 shares of Common Stock directly held by REL Batavia Partnership, L.P. (“REL”) were issued in the Business Combination in exchange for securities of Legacy Solid Power directly held by REL prior to the Business Combination. In addition, REL purchased 2,000,000 shares of Common Stock at a price of $10.00 per share in a PIPE transaction that closed substantially concurrently with the closing of the Business Combination.

Item 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 is incorporated herein by reference. The Reporting Persons may further purchase, hold, vote, trade, dispose of, or otherwise deal in the Common Stock at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy, or prospects. The Reporting Persons may review, monitor, and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives, and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Robert M. Tichio is a Partner at Riverstone and served as a Director of the Issuer from December 7, 2021 until May 26, 2022. Accordingly, he had influence over the corporate activities of the Issuer during that period, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. On March 17, 2022, Mr. Tichio provided notice to the Board of Directors of the Issuer of his decision to not stand for re-election at the 2022 Annual Meeting of Stockholders of the Issuer. On May 26, 2022, Mr. Tichio ceased to be a director of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 83422N105	SCHEDULE 13D	Page 9 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) — (b)

Beneficial Ownership as of January 25, 2022:

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of March 26, 2022, based upon 180,016,510 shares of the Issuer’s Common Stock, which includes (i) the 172,649,157 shares of the Issuer’s Common Stock and (ii) 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that were exercisable as of January 25, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor III LLC	15,757,353	9.01%	0	15,757,353	0	15,757,353
Decarbonization Plus Acquisition Sponsor Manager III, LLC	15,757,353	9.01%	0	15,757,353	0	15,757,353
Riverstone Holdings LLC	16,242,465	9.29%	0	16,242,465	0	16,242,465
David M. Leuschen	23,040,768	13.17%	0	23,040,768	0	23,040,768
Pierre F. Lapeyre Jr.	23,040,768	13.17%	0	23,040,768	0	23,040,768

Sponsor is the record holder of 8,390,000 shares of Common Stock and warrants to purchase 7,367,353 shares of Common Stock that are presently exercisable. Riverstone SP is the record holder of 485,112 shares of Common Stock. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the managing member of Riverstone SP and the sole and managing member of Sponsor Manager. Sponsor Manager is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor and Riverstone SP, respectively. Each such person or entity disclaims any such beneficial ownership.

REL is the record holder of 6,798,303 shares of Common Stock. Mr. Leuschen and Mr. Lapeyre collectively own a majority of the limited liability company interests of Riverstone Management Group, LLC which is the sole general partner Riverstone/Gower Mgmt Co. Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman) Ltd. Riverstone Holdings II (Cayman) Ltd. is the sole member of RIGL Holdings, LP, which is the investment manager of REL As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

Beneficial Ownership as of January 26, 2023:

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of January 26, 2023, based upon 183,071,323 shares of the Issuer’s Common Stock, which includes (i) the 175,814,364 shares of the Issuer’s Common

Stock and (ii) 7,256,959 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are presently exercisable.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor III LLC	8,402,203	4.59%	0	8,402,203	0	8,402,203
Decarbonization Plus Acquisition Sponsor Manager III, LLC	8,402,203	4.59%	0	8,402,203	0	8,402,203
Riverstone Holdings LLC	8,887,315	4.85%	0	8,887,315	0	8,887,315
David M. Leuschen	17,430,682	9.52%	1,745,244	15,685,618	1,745,244	15,685,618
Pierre F. Lapeyre Jr.	17,553,282	9.58%	1,847,664	15,685,618	1,847,664	15,685,618

Sponsor is the record holder of 1,145,244 shares of Common Stock and warrants to purchase 7,256,959 shares of Common Stock that are presently exercisable. Riverstone SP is the record holder of 485,112 shares of Common Stock. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the managing member of Riverstone SP and the sole and managing member of Sponsor Manager. Sponsor Manager is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor and Riverstone SP, respectively. Each such person or entity disclaims any such beneficial ownership.

CUSIP No. 83422N105	SCHEDULE 13D	Page 10 of 13 Pages

REL is the record holder of 6,798,303 shares of Common Stock. Mr. Leuschen and Mr. Lapeyre collectively own a majority of the limited liability company interests of Riverstone Management Group, LLC which is the sole general partner Riverstone/Gower Mgmt Co. Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman) Ltd. Riverstone Holdings II (Cayman) Ltd. is the sole member of RIGL Holdings, LP, which is the investment manager of REL. As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

Mr. Leuschen is the record holder of 1,745,546 shares of Common Stock. Additionally, Mr. Lapeyre may be deemed to beneficially own 1,847,664 shares of Common Stock held by an estate planning vehicle for which he serves as investment manager.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving securities of the Issuer.

(d) This Item 5(d) is not applicable.

(e) On January 26, 2023, Sponsor and Riverstone ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4, and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, Sponsor, and certain other stockholders (collectively with Sponsor, the “Reg Rights Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of December 8, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer filed with the SEC a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer will use commercially reasonable efforts to cause such Resale Registration Statement to remain effective until such securities are sold or otherwise no longer qualify as “Registrable Securities” (as defined in the Registration Rights Agreement. In certain circumstances, the Reg Rights Holders can demand the Issuer’s assistance with underwritten offerings and block trades, and the Reg Rights Holders will be entitled to certain piggyback registration rights.

Letter Agreement

On March 23, 2021, Sponsor and certain directors of the Issuer entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which, among other things, the Founder Shares (as defined therein), the Private Placement Warrants, and any shares of Class A Common Stock issued upon conversion or exercise of the Private Placement Warrants were subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. The lock-up provisions provide that such securities were not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s business combination or (B) subsequent to the business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as may be adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all stockholders of the Issuer having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the Class A Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s business combination, subject to certain exceptions. The lock-up provisions expired on December 8, 2022 for the Founder Shares and January 7, 2022 for the Private Placement Warrants.

Sponsor Letter

In connection with the execution of the Business Combination Agreement, on June 15, 2021, the Sponsor and certain directors of the Issuer entered into a letter agreement with the Issuer and Legacy Solid Power (the “Sponsor Letter”), pursuant to which, among other things, the Sponsor and such directors agreed to (i) waive the anti-dilution rights set forth in the Issuer’s charter with respect to the Founder Shares held by them, (ii) comply with the lock-up provisions in the Letter Agreement, and (iii) vote all the shares of the Class A Common Stock and Founder Shares of the Issuer held by the Sponsor and the directors of the Issuer in favor of the adoption and approval of the Business Combination Agreement and the Business Combination.

This summary is qualified by the actual terms of the Business Combination Agreement, the Registration Rights Agreement, the Letter Agreement, and the Sponsor Letter filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 83422N105	SCHEDULE 13D	Page 11 of 13 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

1	Power of Attorney, dated February 14, 2022, granted by Decarbonization Plus Acquisition Sponsor III LLC, Riverstone Holdings LLC, Pierre F. Lapeyre, Jr. and David M. Leuschen (filed as Exhibit 24 to the Schedule 13G filed on February 15, 2022 and incorporated herein by reference)

2	Joint Filing Agreement, dated February 28, 2023, among Decarbonization Plus Acquisition Sponsor III LLC, Decarbonization Plus Acquisition Sponsor Manager III, LLC, Riverstone Holdings LLC, Pierre F. Lapeyre, Jr. and David M. Leuschen

3	Business Combination Agreement and Plan of Reorganization, dated as of June 15, 2021, by and among Decarbonization Plus Acquisition Corporation III, DCRC Merger Sub Inc. and Solid Power, Inc. (filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on December 13, 2021 and incorporated herein by reference)

4	Amended and Restated Registration Rights Agreement, dated as of December 8, 2021, by and among Decarbonization Plus Acquisition Corporation III, Decarbonization Plus Acquisition Sponsor III LLC and certain other parties (filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on December 13, 2021 and incorporated herein by reference)

5	Letter Agreement, dated as of March 23, 2021, among Decarbonization Plus Acquisition Corporation III, its officers and directors and the Sponsor (filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on March 26, 2021 and incorporated herein by reference)

6	Sponsor Letter, dated as of June 15, 2021, by and among Decarbonization Plus Acquisition Sponsor III LLC, certain directors of Decarbonization Plus Acquisition Corporation III, Decarbonization Plus Acquisition Corporation III and Solid Power, Inc (filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on June 15, 2021 and incorporated herein by reference)

CUSIP No. 83422N105	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

DECARBONIZATION PLUS ACQUISITION SPONSOR III LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

DECARBONIZATION PLUS ACQUISITION SPONSOR MANAGER III, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

By:	/s/ Peter Haskopoulos, attorney-in-fact
Name:	David M. Leuschen

By:	/s/ Peter Haskopoulos, attorney-in-fact
Name:	Pierre F. Lapeyre, Jr.

CUSIP No. 83422N105	SCHEDULE 13D	Page 13 of 13 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Decarbonization Plus Acquisition Sponsor III LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Partner, Petra Funds Group, LLC	United States
Stephen Coats	Managing Partner, Petra Funds Group, LLC	United States

Decarbonization Plus Acquisition Sponsor Manager III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Partner, Petra Funds Group, LLC	United States
Stephen Coats	Managing Partner, Petra Funds Group, LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director, Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director, Riverstone Holdings LLC	United States